Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 15 Incorporated

Subject Company: Corporate Property Associates 15 Incorporated

Commission File Number: 000-50249

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:15 TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS POSTCARD

You may have received an unsolicited mini-tender offer by affiliates of MacKenzie Capital Management, LP (“MCM”) to purchase up to 300,000 shares of common stock of Corporate Property Associates 15 Incorporated (“CPA®:15”) at a price of $10.00 per share, less cash distributions paid by CPA:15 after May 31, 2012. Neither CPA: 15 nor W. P. Carey & Co. LLC (“W. P. Carey”) is associated with MCM or this unsolicited offer.

We do not recommend or endorse MCM’s offer. As you may be aware, on February 21, 2012, the Board of Directors of CPA®:15 announced that CPA®:15 had entered into a definitive merger agreement with W. P. Carey under which they will combine their companies by a merger and related transactions and W. P. Carey will convert into a real estate investment trust (“REIT”). In the merger, CPA®:15 stockholders will receive $1.25 in cash and 0.2326 shares of W. P. Carey common stock for each CPA®:15 share. W. P. Carey is a publicly-traded company and is listed on the New York Stock Exchange (NYSE: WPC). Based on the closing price of W. P. Carey’s shares of $45.07 on February 17, 2012 (the last trading day before the merger agreement was signed), CPA®:15 stockholders would receive total merger consideration of $11.73 per share of CPA®:15. The ultimate merger consideration will fluctuate in value until the closing of the transaction based on changes in W.P. Carey’s stock price. We currently expect that the merger will close by the third quarter of 2012; however, the merger is subject to various closing conditions and cannot be assured. The Board of Directors of CPA®:15 believes that the merger with W. P. Carey is advisable and in the best interests of CPA®:15 and its stockholders. For a complete discussion of the background of the proposed merger, the reasons why the CPA:15 Board recommends it and other important information about the merger, we encourage you to read the most recent preliminary joint proxy statement/prospectus regarding the merger and related transactions filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2012, which can be found at www.cpa15.com.

While the Board has concluded that the proposed merger with W.P. Carey is in the best interests of CPA:15’s stockholders as a whole, the Board cannot be aware of personal circumstances that might cause any individual stockholder to elect to accept the offer by MCM. Therefore, the Board of Directors of CPA®:15 takes no position and remains neutral with respect to MCM’s offer.

PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (800-972-2739) OR IR@wpcarey.com WITH ANY QUESTIONS.

If you are considering selling your CPA®:15 shares to MCM, remember, once you return signed tender offer documents and they are accepted by MCM, your decision is FINAL – they will NOT allow you to change your decision to sell your shares of CPA®:15.

Investment values can go up or down, of course, and past performance is not a guarantee of future results. Please consult your financial and tax advisors before making any decisions affecting your investment.

CPA®:15

1-800-WP CAREY • www.cpa15.com • IR@wpcarey.com

CPA®:15             50 Rockefeller Plaza | New York, NY 10020

RISK FACTORS

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CPA®:15 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the merger, integration plans and expected synergies, the expected benefits of the REIT conversion, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed transactions. These statements are based on the current expectations of the management of CPA®:15 and W. P. Carey. It is important to note that CPA®:15’s actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that was filed with the SEC, which is available for free at http:www.cpa15.com. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may or may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:15 does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. W. P. Carey has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement / prospectus and other relevant documents to be mailed by CPA®:15 and W. P. Carey to their respective security holders in connection with the proposed transactions. WE URGE INVESTORS TO READ THE PRELIMINARY JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CPA®:15, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing CPA®:15’s website (http:www.cpa15.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:15, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2012 in connection with its 2012 annual meeting of stockholders, and information regarding CPA®:15’s directors and executive officers is available in its annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:15 TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS POSTCARD